SaaSMAX, Inc.

7770 Regents Road, Suite 113-129

San Diego, California 92122

Phone: 858-518-0447

October 12, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attention:  Mark P. Shuman, Legal Branch Chief

Re:  SaaSMAX, Inc.

Registration Statement on Form S-1 (File No. 333- 174403)

Dear Mr. Shuman:

We hereby request that the Request for Acceleration of the registration statement on Form S-1 to October 13, 2011, previously filed by SaaSMAX, Inc. (the "Company") on October 10, 2011 be withdrawn.

We appreciate your assistance with respect to this matter.  Please advise our counsel, Brad Bingham, (619) 708-9414, or Stanley Moskowitz Esq. at (858) 523-0100 if you have any questions and to advise us that the registration statement has been declared effective.

Thank you

SaaSMAX, Inc.

By: /s/ Dina Moskowitz

       Dina Moskowitz, CEO